EXHIBIT 99.1

Foremost Clean Energy Announces 3-Year Exploration Drill Permit for CLK Uranium Property Showcasing Exploration Pipeline

Highlights include:

  Foremost’s unique portfolio of 10 exploration properties in the world-renowned Athabasca Basin region of northern Saskatchewan, with multiple projects permitted and exploration projects planned
  CLK drill hole CLG-D1 is a compelling target for follow-up, having previously intersected stringers of visible pitchblende just below the unconformity, which returned 1.01% U3O81

VANCOUVER, British Columbia, June 10, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the receipt of a three-year exploration permit from the Saskatchewan Ministry of Environment for the CLK Property ("CLK"), located in the world-renowned Athabasca Basin region of northern Saskatchewan. The permit, valid until December 31, 2027, allows the Company to conduct mineral exploration activities including ground geophysics, and drilling of up to 30 holes. Foremost is currently planning a fully-funded exploration program for CLK, which is anticipated to begin in Q3 2025.

Jason Barnard, Foremost’s President and CEO notes “Securing this permit, which is valid until the end of 2027, provides us the flexibility to test near high-grade historic uranium mineralization and potentially evaluate other targets on the project in the months and years to come. We are particularly excited about high-priority targets, including follow up of CLG-D1, which intersected 8,600 ppm uranium. I believe CLK is a highly prospective property and showcases the depth of potential within Foremost’s uranium exploration portfolio and its robust exploration pipeline.

We expect the results of our recently completed MobileMT geophysical survey to allow us to further refine and prioritize our targets in preparation of our anticipated upcoming drill program.”

CLK was strategically staked by Denison Mines Corp (“Denison”, NYSE American: DNN) and is comprised of 25,753 acres (10,422 hectares) located approximately 30 kilometers south of the northern Athabasca Basin margin. The property lies within the Snowbird Tectonic Zone, which is a structural corridor that is known to host several uranium occurrences (see figure 1 below). The property is adjacent to Saskatchewan Highway 905 and can be accessed via winter trail or year-round via aircraft from airstrips at either Black Lake or Stony Rapids.

Drill testing at CLK in 1997 and 2000 resulted in the completion of two significant drill holes, CLG – D1 and CLG-D5, both of which intersected notable uranium mineralization:

  CLG-D1: Intersected 8,600 ppm U1 (approx. 1.01% U3O8) at 862 meters, hosted in pitchblende stringers in the basement just below the unconformity.
  CLG-D5: Intersected 510 ppm U2 (approx. 0.06% U3O8) at ~ 900 meters depth immediately above the unconformity.

Hole ID	Historical Highlights
CLG-D1	8,600 ppm U
CLG-D5	510 ppm U

Athabasca Basin
Stony Rapids
Gibbons Creek Occurrence
0.179% U3O8/ 0.23m
Nisto
Platt Creek Occurrence
0.694% U3O8/4.4m
Black Lake
Snowbird Tectonic Zone
Riou Lake Occurrence
3800 ppm U/0.5m
CLG-D5
CLG-D1
CLK Property
Historical DDH
Shear Zones
CLK Mineral Claims
Mines and Deposits
Past Producing Mine
Uranium Showings - Drilling
Highway 905
FOREMOST
CLEAN ENERGY
0
10
20
30
40 km
NAD83(CSRS) / UTM zone 13N
N

Figure 1. CLK Uranium Property Location Map

Planned Exploration Program

Foremost is awaiting the results of a recently completed MobileMT geophysical survey. Once the results are received, the company will complete a technical review and integrate the results with historically available data to further refine drill targets for an anticipated diamond drill program that is expected to begin later this summer.

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding expectations with respect to energy and uranium demand and the Company’s exploration plans and objectives. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

1 Uranium values were obtained by XRF analysis, a legacy method that does not meet current industry standards. Samples are believed to represent single-point measurements rather than intervals. See Saskatchewan Mineral Assessment File 74J16-0013.

Figure 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/789d92ff-3736-4588-8fb7-867066bd48f3